FOR IMMEDIATE RELEASE

Thursday, November 2, 2006

(No.2006-11-18)

CARMANAH ANNOUNCES RELEASE DATE FOR Q3 2006 FINANCIAL

RESULTS AS WELL AS CONFERENCE CALL

Victoria, British Columbia, Canada – Thursday, November 2, 2006 - Carmanah Technologies Corporation (TSX: CMH) expects to release its financial results for Q3 2006 on Wednesday, November 8, 2006 at 4:00 PM EST (1:00 PM PST).

Subsequently, a conference call will be held on Thursday, November 9, 2006 at 9:00 AM EST (6:00 AM PST) to discuss the Q3 2006 results.  To participate on the conference call, in North America please call toll-free 1-800-525-6384 approximately five to ten minutes prior to the start time. For international participants, please dial +1-780-409-1668.  When prompted for the Conference ID, please enter 1289046.  This conference call will also be recorded and accessible via Carmanah's corporate website at www.carmanah.com within three business days.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada.  Its United Kingdom office is based in London, England, and the Company has additional branch offices and/or sales representation in 11 cities across Canada and the United States.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly-traded on the TSX Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media (North America): Mr. David Davies Media Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-877-722-8877

Fax (250) 380-0062   E-mail: investors@carmanah.com